Exhibit 12.1

Harman International Industries, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	For the Nine Months ended March 31,	For the twelve months ended June 30,
	2015	2014	2013	2012	2011	2010
Earnings:
Earnings from continuing operations before taxes	$345,620	$307,395	$174,270	$261,153	$160,220	$49,077
Less: (Income) loss from noncontrolling interest	156	113	0	0	0	(5,289)
Add: Fixed Charges	27,967	27,225	31,723	41,290	47,482	47,656

Total (loss) earnings available for fixed charges	$373,743	$334,733	$205,993	$302,443	$207,702	$91,444

Fixed Charges:
Interest expense, including amortization of debt costs	$9,267	$10,149	$15,285	$27,023	$32,483	$33,802
Interest factor on rent (approximately 1/3 of rent expense)	18,700	17,076	16,438	14,267	14,999	13,854

Total fixed charges	$27,967	$27,225	$31,723	$41,290	$47,482	$47,656

Ratio of earnings to fixed charges	13.36	12.30	6.49	7.32	4.37	1.92

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of earnings before income taxes and noncontrolling interests adjusted for undistributed income from equity investees, fixed charges and noncontrolling interests in pre-tax earnings of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest expensed on indebtedness, amortization of debt expense and one-third of rental expense, which we deem to be a reasonable approximation of the interest portion of rental expense.